                                                Filed Pursuant to Rule 424(B)(3)
                                                              File No. 333-71313


                              SANMINA CORPORATION

                                 500,000 SHARES
                                  COMMON STOCK

The shares offered in this prospectus involved a high degree of risk. See "Risk Factors" beginning on page 5 of this prospectus for information that you should consider before purchasing these securities.

Our common stock is quoted on the Nasdaq National Market System under the symbol "SANM". On March 9, 1999, the last reported sale price for our common stock on the Nasdaq was $61 1/16 per share.

The selling stockholders, who acquired these shares when Sanmina acquired Telo Electronics, Incorporated, may offer and sell these shares from time to time.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is March 10, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................   3
Risk Factors................................................   5
Use of Proceeds.............................................   9
Selling Stockholder.........................................   9
Plan of Distribution........................................  10
Legal Matters...............................................  11
Experts.....................................................  11
Where You Can Find More Information.........................  11
Indemnification of Officers and Directors...................  13

                                    SUMMARY

SANMINA IS A TECHNICAL SERVICE PROVIDER

Sanmina primarily assembles complex printed circuit boards that customers include in their electronic products. We also offer other electronics assembly services and manufacturing management services. By providing these services, Sanmina is able to offer its customers complete management of the manufacturing process from materials procurement through delivery of finished assemblies. By using Sanmina's services, our customers are able to focus their resources on product development, sales and marketing and reduce their manufacturing infrastructure.

Sanmina's customers are suppliers of electronic products and devices, including telecommunications equipment, data communications equipment, industrial and medical instrumentation and computer systems. These companies, for whom Sanmina provides manufacturing services, are known as original equipment manufacturers or OEMs.

We use surface mount and pin-through hole interconnection technologies in assembling components on a circuit board. Surface mount refers to soldering components directly to the surface of a board. With pin-through hole interconnections, pins on a component go through holes on a circuit board. Various electronic components, such as integrated circuits, capacitors, microprocessors and resistors are mounted on surface mount and pin-through hole printed circuitboard assemblies. These assemblies are key functional elements of many types of electronic products.

We also manufacture custom designed backplane assemblies and complex multi-layered printed circuit boards. Backplane assemblies are large printed circuit boards on which connectors are mounted to interconnect printed circuit boards, integrated circuits and other electronic components. We test as well as assemble the completed systems. We also provide procurement, materials management and consultation to our customers on the design and manufacture of their equipment.

Through our Sanmina Cable Systems subsidiary, we manufacture custom cable and wire harness assemblies. Such an assembly consists of a group of cables or wires assembled as a unit and used to interconnect other components. We provide cable and wire harness assemblies to electronic industry OEMs who use the assemblies in their products. As part of the Elexsys International acquisition completed in November 1997, we also operate a metal stamping and plating business.

SANMINA'S MARKET NICHE AND CUSTOMER BASE

Sanmina was formed in 1989 to acquire the printed circuit board and backplane operations of its predecessor company, which had been in the printed circuit board and backplane business since 1980. Our interconnect products generally require greater manufacturing expertise and have shorter delivery cycles than mass produced interconnect products. Our customers include leading OEMs in the telecommunications, networking (data communications), industrial, medical instrumentation and high-speed computer systems sectors.

THE LOCATION OF SANMINA'S FACILITIES

Our assembly plants are located in six of the continental United States and in Dublin, Ireland. We have circuit board fabrication facilities on both the east and west coasts of the United States. Our subsidiary, Sanmina Cable Systems, manufacturers our custom cable and wire harness assemblies in Carrollton, Texas.

Sanmina's headquarters are located at 355 East Trimble Road, San Jose, California 95131. Our telephone at this location is (408) 954-5500.

                                  RISK FACTORS

This prospectus, including the documents incorporated by reference, contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These include statements of Sanmina's expectations, beliefs, intentions or future strategies. We base all forward looking statements on information available to us on the date of this prospectus.

We will not update any such forward looking statements. Actual results could differ materially from those in the forward looking statements because of the risk factors set forth below and in the documents incorporated by reference in this prospectus. In addition to the information in this report and in the documents incorporated by reference, you should carefully consider the following risk factors before buying our securities.

SANMINA IS DEPENDENT ON THE HEALTH OF THE ELECTRONICS INDUSTRY AS A WHOLE

Sanmina's business heavily depends on the health of the electronics industry. Our customers are manufacturers in the telecommunications, networking (data communications), industrial and medical instrumentation and high speed computer systems segments of the electronics industry. These industry segments, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence.

Our customers can discontinue or modify products containing our components, adversely affecting results of operations. The electronics industry also experiences economic cycles and recessionary periods. A general recession in the electronics industry could have a material adverse effect on Sanmina's business, financial condition and results of operations.

SANMINA EXPERIENCES PERIODIC FLUX IN ITS OPERATING RESULTS

Our results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. The factors effecting our operating results include:

     - timing of orders from major customers;

     - mix of product ordered by and shipped to major customers;

     - volume of orders;

     - effective management of our inventory;

     - effective management of our fixed assets; and

     - timing of expenditures in anticipation of future sales.

Our results are also affected by the mix of products between backplane assemblies and printed circuit boards.

Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of our common stock.

SANMINA'S CUSTOMERS MAY ADVERSELY EFFECT OPERATIONS OR REVENUES BY ALTERING
ORDERS

We typically do not obtain long-term volume purchase contracts from our customers and recently experienced reduced lead times in customer orders. Customer orders may be canceled and volume levels may be changed or delayed. In particular, some of our customers cancelled and rescheduled shipment dates during the fourth fiscal quarter of 1998. The timely replacement of canceled, delayed or reduced contracts with new business cannot be assured.

From time to time, we experience changes in the volume of sales to each of our principal customers. Operating results may be affected on a period-to-period basis by these changes. Our customers generally require short delivery cycles. A substantial portion of our backlog is typically scheduled for delivery within 120 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast. Our backlog also affects our ability to plan production and inventory levels. This could lead to fluctuations in operating results.

SANMINA MUST RESPOND QUICKLY TO SHORTFALLS IN REVENUES TO REDUCE IMPACT

A significant portion of Sanmina's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on our results of operations.

SOME OF SANMINA'S COMPETITORS HAVE GREATER RESOURCES OR LOWER PRICES

The electronic interconnect product industry is highly fragmented and intensely competitive. Sanmina competes in the technologically advanced segment of the interconnect product market. This segment is much less fragmented than the industry as a whole. Our competitors consist primarily of larger manufacturers of interconnect products. Some of these competitors have greater manufacturing and financial resources than Sanmina as well as greater surface mount assembly capacity. As a participant in the interconnect industry, we must continually develop improved manufacturing processes to accommodate our customers' needs for increasingly complex products.

We provide quick turnaround and responsive service to our customers. However, during periods of recession in the electronics industry, these competitive advantages may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect product manufacturers increase price competition by seeking orders in the open market to fill excess capacity. We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower.

SANMINA'S RECENT ACQUISITIONS AND EXPANSIONS MAY CAUSE INSTABILITY

We have, for the past several fiscal years, pursued a strategy of growth through the acquisition of companies and assets as well as the expansion of our operations.

The risks of our recent growth include:

     - the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value;

     - diversion of management's attention;

     - difficulties in scaling up production at new sites and coordinating management of operations at new sites;

     - delays in implementing consolidation plans; and

     - loss of key employees of acquired operations.

Sanmina may experience problems in integrating operations of our recent or future acquisitions. We cannot assure that any acquisition will result in a positive contribution to our results of operations. Neither can we assure that value from any such acquisition will equal or exceed its cost. In particular, the successful combination of Sanmina and Altron will require substantial effort from each company to integrate and coordinate sales and marketing efforts. The efforts expended to integrate the companies could adversely impact our anticipated benefits of the merger.

We cannot assure that, either generally or specifically, we will realize our anticipated benefits from expanding our existing operations to new sites. Our future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could adversely effect our business, financial condition and results of operations with respect to any or all of our recent acquisitions. At this point the outcome of our acquisitions and expansion activity is still uncertain.

Sanmina's growth in recent years has included mergers and the acquisition of entire companies. In other instances we acquired selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. For example, the November 1996 acquisitions of the Guntersville, Alabama operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies. In addition to these acquisitions, we have also grown our operations through internal expansion, such as the opening of several new assembly facilities in the United States and Ireland.

SANMINA RISKS DISRUPTIONS BECAUSE OF ITS INTERNATIONAL OPERATIONS

We opened our first overseas facility, located in Dublin, Ireland, in June 1997. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by:

     - the imposition of government controls;

     - export license requirements;

     - political instability;

     - trade restrictions;

     - changes in tariffs;

     - difficulties in staffing; and

     - difficulties in coordinating communications among and managing international operations.

Our business, financial condition and results of operations may be adversely affected by:

     - fluctuations in international currency exchange rates;

     - increases in duty rates;

     - difficulties in obtaining export licenses;

     - constraints on our ability to maintain or increase prices; and

     - competition.

Difficulties encountered in scaling up production at overseas facilities or in coordinating our United States and international operations, as well as failure of the international operations to increase revenue, could adversely effect our business, financial condition and results of operations.

SANMINA IS SUBJECT TO RISKS RELATED TO YEAR 2000 PROBLEMS

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As the Year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." As a result, in less than one year, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements.

We cannot be sure that we will be able to solve all potential Year 2000 issues. Our reliance on our key suppliers, and therefore on the proper functioning of their information systems and software, is increasing. We cannot assure that another company's failure to address Year 2000 issues could not adversely effect us. However, Sanmina is currently expending resources to review our products and services. We are also reviewing our internal use software in order to identify and modify those products, services and systems that are not Year 2000 compliant. Additionally, we are evaluating the need for contingency plans with respect to Year 2000 requirements. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address.

Sanmina has initiated formal communications with each of our significant suppliers and customers to determine the extent to which we are vulnerable to those third parties' failure to remediate their own Year 2000 issues. We request our third party vendors to represent that their products and services are Year 2000 compliant and that they have a program to test for Year 2000 compliance. However, the response of those third parties is beyond our control. To the extent that we do not receive adequate responses, we are prepared to develop contingency plans, with completion of these plans scheduled for no later than March 31, 1999.

At this time, Sanmina cannot estimate the additional cost, if any, that might develop from such contingency plans. Breakdowns in our computer systems and applications, such as our manufacturing application software, our bar-coding systems, and the computer chips embedded in our plant equipment, as well as other Year 2000-related problems such as disruptions in the delivery of materials, power, heat or water to our facilities, could prevent us from manufacturing and shipping our products. We plan to replace or upgrade or otherwise work around any of our date driven systems that are not Year 2000 compliant. Our Year 2000 Project Team completed compliance solutions by January 31, 1999. We intend to complete compliance testing by June 30, 1999.

If Sanmina fails to correct a material Year 2000 problem, our normal business activities and operations could be interrupted. Such interruptions could materially and adversely affect our results of operations, liquidity and financial condition. To date, we do not consider Year 2000 costs to be material to our financial condition. We currently estimate that, in order to complete Year 2000 compliance, we will be required to incur expenditures of approximately $1.1 million.

POSSIBLE VOLATILITY OF SANMINA'S STOCK PRICE MAY EFFECT OPERATIONS OR REVENUES

The trading price of our common stock has and could in the future fluctuate in response to variations in quarterly operating results, developments in the electronics industry, general economic conditions, changes in securities analysts' recommendations regarding our securities and other factors. In recent years, price and volume fluctuations in the stock market have affected the market prices of technology companies. Such fluctuations have often been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of Sanmina's common stock.

                                USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders in the offering. We will pay for costs relative to the registration of the shares.

                              SELLING STOCKHOLDERS

The rules and regulations of the Commission determines beneficial ownership. Such beneficial ownership generally includes voting or investment power with respect to securities. We base the beneficial ownership stated below on information as of December 29, 1998. It assumes that there is outstanding an aggregate of 55,774,739 shares of common stock.

As of December 29, 1998, no options had been issued to the selling stockholders named in this prospectus. Except as subject to community property laws where applicable, we believe, based on information furnished by the selling stockholders that the person named in the table above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him. This beneficial ownership assumes the sale of all shares offered by this prospectus and no other purchases or sales of our common stock. See "Plan of Distribution."

In this prospectus, we refer to the individual listed below and any family member, trust or trust instrument to whom he may rightfully transfer his shares as "selling stockholders." The following table sets forth certain information as of December 29, 1998 with respect to each selling stockholder:

                                                               SHARES BENEFICIALLY
                                                    SHARES     OWNED AFTER OFFERING
                                                    OFFERED    --------------------
           NAME OF SELLING STOCKHOLDERS             HEREBY      NUMBER     PERCENT
           ----------------------------             -------    --------    --------
S. Zafar Jafri....................................  500,000    450,000        *
                                                               =======

-------------------------
* Less than 1%.

                              PLAN OF DISTRIBUTION

The selling stockholders may sell the shares separately or together, from time to time on the over-the-counter market at prices and on terms prevailing at the time of any such sale. Any such sale may be made:

     - in broker's transactions through broker-dealers acting as agents;

     - in transactions directly with market makers; or

     - in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

The selling stockholders will pay:

     - selling commissions or brokerage fees, if any;

     - all applicable transfer taxes; and

     - all fees and costs of counsel incurred in connection with the sale.

During such time as the selling stockholders may be attempting to sell shares registered hereunder, they will:

     (i) not engage in any stabilization activity in connection with any of Sanmina's securities;

     (ii) furnish copies of this prospectus, as supplemented or amended to each person to whom shares may be offered; and

     (iii) not bid for or purchase any of Sanmina's securities other than as permitted under the Exchange Act.

The selling stockholders, and any other persons who participate in the sale of the shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

With regard to the shares, Sanmina has agreed to maintain the effectiveness of this registration statement until two years after the effective date of this registration statement or less if the distribution described herein has become effective.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. We agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify Sanmina against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

Legal matters with respect to the legality of issuing the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.

                                    EXPERTS

The financial statements and schedule incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants. We include these statements and schedule in reliance upon the authority of Arthur Anderson LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

GOVERNMENT FILINGS

We file proxy statements, reports and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. You can inspect and copy this information at regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Sanmina and other companies that file electronically with the Commission.

INFORMATION INCORPORATED BY REFERENCE

We incorporate by reference the following documents and all future documents filed by Sanmina pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

     1. Our Annual Report on Form 10-K for the year ended September 30, 1998, filed December 21, 1998.

     2. Our Current Report on Form 8-K filed December 14, 1998.

     3. Our Proxy Statement for our 1999 meeting of stockholders filed December 30, 1998.

     4. Our Quarterly Report on Form 10-Q for the quarter ended January 2, 1999.

You may request free copies of these filings by writing or telephoning us. Requests should be directed to Bernard J. Whitney, Chief Financial Officer, Sanmina Corporation, 355 East Trimble Road, San Jose, California 95131, telephone: (408) 954-5500.

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Also, this prospectus does not offer to sell any securities other than the securities covered by this prospectus. You should not assume that the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the document.

Shares of our common stock are traded as "National Market Securities" on the Nasdaq National Market. Documents we file can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

ADDITIONAL INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 filed by Sanmina with the Securities and Exchange Commission under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. The rules and regulations of the Commission permit us to omit certain parts. For further information, refer to the registration statement. Statements concerning the provisions of any document are not necessarily complete. We qualify each such statement, in its entirety, by reference to the registration statement filed with the Commission.

                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officer. Such indemnification covers our directors and officers under certain circumstances for liabilities arising under the Securities Act of 1933, as amended, including reimbursement for expenses. Article X of Sanmina's Bylaws provide for indemnification of our directors and officers, employees and other agents to the maximum extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Commission, such indemnification is against public policy, as stated by the Commission, and is, therefore, unenforceable.